FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

November 21, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on November 21, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp. is pleased to announce that it has acquired an additional 200 liters per second of water rights for its Regalito copper leach project in Chile adding to the 239.5 liters per second of water rights previously announced.  The acquisition also includes an option to acquire an additional 52 liters per second and associated rights of way.  The water rights will be acquired for regular cash payments over a two year period..

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that it has acquired an additional 200 liters per second of water rights for its Regalito copper leach project in Chile adding to the 239.5 liters per second of water rights previously announced.  The acquisition also includes an option to acquire an additional 52 liters per second and associated rights of way.  The water rights will be acquired for regular cash payments over a two year period.

In addition, the company has purchased majority ownership of approximately 36,000 hectares of surface rights that overlie the Regalito deposit, the planned sites for leach pads and processing infrastructure, and access to the property.  The surface rights will be acquired for US$2.7 million payable over a three year period.

The 46,000 hectare Regalito property contains the largest undeveloped leachable copper deposit globally and contains the second largest reported copper discovery in Chile since 1996.  The Company is currently evaluating the merits of developing a 150,000 tonne per year cathode copper mining and leaching operation, and strategic options available for development, including the potential sale of the project and/or company.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 21st day of November, 2005.

“Signed”

Robert Pirooz CEO